# HSBC USA Inc.
# Market Linked Securities



**Market Linked Securities – Auto-Callable with Leveraged Upside Participation, Contingent Absolute Return and Contingent Downside**
**Principal at Risk Securities Linked to the Lowest Performing of the Common Stock of Netflix, Inc., the Common Stock of Amazon.com, Inc., and the Common Stock of Broadcom Inc. due May 19, 2028**
**Term Sheet to Free Writing Prospectus dated May 8, 2025**

## Summary of Terms

| | |
|---|---|
| Issuer | HSBC USA Inc. ("HSBC") |
| Market Measures | The lowest performing of common stock of Netflix, Inc. (Bloomberg ticker: NFLX) (the "NFLX"), the common stock of Amazon.com, Inc. (Bloomberg ticker: AMZN) (the "AMZN"), and the common stock of Broadcom Inc. (Bloomberg ticker: AVGO) (the "AVGO") (each referred to as an "Underlying Stock," and collectively as the "Underlying Stocks") |
| Face Amount (Original Offering Price) | The principal amount of $1,000 per security |
| Pricing Date* | May 16, 2025 |
| Issue Date* | May 21, 2025 |
| Final Calculation Day* | May 16, 2028 |
| Stated Maturity Date * | May 19, 2028 |
| Automatic Call | If the stock closing price of the lowest performing Underlying Stock on the call date is greater than or equal to its starting price, the securities will be automatically called, and on the call settlement date, you will receive the face amount per security plus the call premium. |
| Call Date* | May 21, 2026 |
| Call Settlement Date | Three business days after the call date |
| Call Premium | At least 40.00% of the face amount (to be determined on the pricing date) |
| Maturity Payment Amount (per security) | • if the ending price of the lowest performing Underlying Stock on the final calculation day is greater than its starting price:<br><br>$1,000 + ($1,000 × stock return of the lowest performing Underlying Stock on the final calculation day × upside participation rate);<br><br>• if the ending price of the lowest performing Underlying Stock on the final calculation day is less than or equal to its starting price, but greater than or equal to its threshold price:<br><br>$1,000 + ($1,000 × absolute value of the stock return of the lowest performing Underlying Stock on the final calculation day); or<br><br>• if the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price:<br><br>$1,000 + ($1,000 × stock return of the lowest performing Underlying Stock on the final calculation day) |
| Starting Price | With respect to each Underlying Stock, its stock closing price on the pricing date. |
| Ending Price | With respect to each Underlying Stock, its stock closing price on the final calculation day. |
| Upside Participation Rate | 300% |
| Threshold Price | With respect to each Underlying Stock, 60.00% of its starting price. |
| Lowest Performing Underlying Stock | For the call date or the final calculation day, the Underlying Stock with the lowest stock return on that day. |
| Stock Return | With respect to an Underlying Stock on the call date or the final calculation day:<br><br>$$\frac{\text{stock closing price on that day } - \text{ starting price}}{\text{starting price}}$$<br><br>If the stock return is equal to -5%, the absolute value of the stock return would be +5% |
| Calculation Agent | HSBC |
| Denominations | $1,000 and integral multiples of $1,000 in excess thereof |
| Agent's Commission and Other Fees | Up to 2.575%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 2.00% and WFA may receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.30% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers. |
| CUSIP / ISIN | 40447CG38 / US40447CG388 |
| Material Tax Consequences | See the free writing prospectus |

*Subject to change

## Hypothetical Payout Profile**



**assumes a call premium equal to the lowest possible call premium that will be determined on the pricing date.

**If the securities are automatically called, the positive return on the securities will be limited to the call premium, and you will not participate in any appreciation of any Underlying Stock beyond the call premium, which may be significant. If the securities are automatically called, you will no longer have the opportunity to participate in any appreciation of any Underlying Stock at the upside participation rate.**

**If the securities are not automatically called and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price, you will have full downside exposure to the decrease in the price of the lowest performing Underlying Stock on the final calculation day from its starting price and will lose more than 40%, and possibly all, of the face amount of your securities at maturity.**

The estimated initial value of the securities on the pricing date is expected to be between $910.00 and $950.00 per security, which will be less than the original offering price. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" in the accompanying free writing prospectus.

Free Writing Prospectus:

https://www.sec.gov/Archives/edgar/data/83246/000110465925046206/tm2513813d65_fwp.htm

**The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-8 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.**
**This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.**

Investors should carefully review the accompanying free writing prospectus, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities. If the terms described in the free writing prospectus are inconsistent with those described herein, the terms described in the free writing prospectus will control.

## Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities
- If The Securities Are Not Automatically Called And The Ending Price Of The Lowest Performing Underlying Stock On The Final Calculation Day Is Less Than Its Threshold Price, You Will Lose More Than 40%, And Possibly All, Of The Face Amount Of Your Securities At Maturity.
- If The Securities Are Automatically Called, Your Return Will Be Limited to the Call Premium.
- Any Positive Return Based On The Depreciation Of The Lowest Performing Underlying Stock On The Final Calculation Day Is Effectively Capped.
- The Securities Are Subject To The Full Risks Of Each Underlying Stock And Will Be Negatively Affected If Any Underlying Stock Performs Poorly, Even If The Other Underlying Stock Performs Favorably.
- Your Return On The Securities Will Depend Solely On The Performance Of The Underlying Stock That Is The Lowest Performing Underlying Stock On The Call Date Or The Final Calculation Day, As Applicable, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlying Stocks.
- You Will Be Subject To Risks Resulting From The Relationship Between The Underlying Stocks.
- You Will Be Subject To Reinvestment Risk.
- No Periodic Interest Will Be Paid On The Securities.
- The Call Settlement Date Or The Stated Maturity Date May Be Postponed If The Call Date Or The Final Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC
- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market
- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.
- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.
- The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Underlying Stocks
- Any Payments On The Securities And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of The Underlying Stocks And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - *Investing In The Securities Is Not The Same As Investing In The Underlying Stocks.*
  - *Historical Prices Of An Underlying Stock Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.*
  - *The Securities May Become Linked To The Common Stock Of A Company Other Than Any Original Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Cannot Control Actions By Any Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Have No Affiliation With Any Underlying Stock Issuer And Have Not Independently Verified Their Public Disclosure Of Information.*
  - *You Have Limited Anti-dilution Protection.*

Risks Relating To Conflicts Of Interest
- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risk Relating To Tax
- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.